The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Policy have the same inception date.

ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF POLICY NO.	RIDER EXECUTED	12:01 A.M. LOCAL TIME AS SPECIFIED IN THE POLICY
490PB1858	07/18/08	03/22/08

*	ISSUED TO
THE COVENTRY GROUP/THE COV FUNDS TRUST
INCREASE LIMIT OF LIABILITY ENDORSEMENT
XP027 Rev. 2-05
In consideration of the premium charged and in reliance upon the statements made to the Insurer by letter or application dated 06/30/2008 which is deemed attached to and incorporated into this policy, it is understood and agreed that Item 3 of the Declarations is amended to read $1,300,000.
It is further understood and agreed that the Insurer shall not be liable for loss on account of any claim based upon, arising out of, or attributable to this additional $100,000 Limit of Liability in excess of the $1,200,000 Limit of Liability in effect prior to the effective date of this endorsement:
(Only items with an X in the box apply)
☑	based upon, arising out of, or attributable to any fact, circumstance or situation which has been the subject of any written notice given under any insurance in force prior to 06/30/2008, including any applicable discovery period.

☐	based upon, arising out of, or attributable to any prior or pending litigation against the organization named in Item 1 of the Declarations or any Insured(s) as of as well as future claims or litigation based upon the prior or pending litigation or derived from the same or substantially the same fact, circumstance or situation underlying or alleged therein.

☐	based upon, arising out of, or attributable to any wrongful act prior to the effective date of this endorsement.

☐	based upon, arising out of, or attributable to .
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Policy, other than as above stated.

By
Authorized Representative

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